Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8362 fax: 816.983.8080 eric.gervais@huschblackwell.com

May 7, 2009

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:	Tortoise Energy Capital Corporation (the “Company”)
File Numbers 811-21725; 333-149315

To the Commission:

On March 6, 2009, the Company, pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“1940 Act”), filed with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to a universal shelf registration statement on Form N-2 relating to the Company’s issuance of common stock, preferred stock and/or debt securities on a delayed and/or continuous basis (“Post-Effective Amendment No. 4”).  The primary purpose of Post-Effective Amendment No. 4 was to update the Company’s financial statements and other date-sensitive information.

The Company received comments on Post-Effective Amendment No. 4 from Larry L. Greene of the Commission staff by telephone call with Steve Carman of Husch Blackwell Sanders LLP, and responded to such comments by letter dated May 1, 2009 and by Post-Effective Amendment No. 5.  The Company received comments on Post-Effective Amendment No. 5 from Mr. Greene by telephone call with the undersigned on May 7, 2009.  The following sets forth the comments of the Commission staff on Post-Effective Amendment No. 5 and the Company’s response to those comments.  Unless otherwise noted, all page references are to Post-Effective Amendment No. 5.

1.             Comment:  Please confirm to the staff the manner in which the 15% dilution referenced on page 50 immediately following the dilution table is calculated.

Response:      The Company confirms that it will measure the 15% dilution by calculating the percentage dilution at the time of each offering under Post-Effective Amendment No. 5 pursuant to the methodology in the dilution table and then adding the resulting percentage to the dilution percentages of any prior offering(s) under Post-Effective Amendment No. 5.  The 15% threshold would be reset following the filing and effectiveness of any subsequent post-effective amendment filed pursuant to Section 8(c).  By way of example, if the Company offered the maximum amount set forth in the dilution table in an offering, the dilution percentage for that

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offering is 1.96%. If the Company did a second offering that likewise resulted in dilution of 1.96%, then the aggregate amount of dilution for purposes of monitoring the 15% threshold would be the sum of the two percentages or 3.92%.

2.            Comment:  Please confirm to the staff whether the Company could amend its governing documents for its bank loan documents or private note documents to provide for a security interest or lien.

Response:      Section 18 of the 1940 Act prohibits the Company from having more than one class of senior securities representing indebtedness outstanding.  The Company believes that Section 18 would preclude the Company from granting a security interest to some but not all holders of senior securities representing indebtedness.  In other words, secured indebtedness would be viewed as senior to unsecured indebtedness, thus creating two classes of securities for purposes of Section 18.  As discussed with the staff, business development companies are subject to less restrictive rules governing their capital structures and are not limited to a single class of senior securities representing indebtedness.  Accordingly, a business development company would not be precluded from having both secured and unsecured indebtedness.

3.             Comment:  Consider adding a specific reference to issuances of stock below NAV in the “Use of Proceeds” section.

Response:     The Company believes that the statements in the “Use of Proceeds” section clearly apply to all issuance of securities under the registration statement and that a special reference to below NAV issuances is not warranted in that section.  In addition, the Company believes it is confusing to introduce the topic for the first time in that section, and also notes that the detailed discussion of below NAV issuances on pages 49 and 50 discuss the determinations that must be made with respect to investments of the proceeds of the offering.

4.            Comment:      Please add a risk factor describing “overhang risk” with respect to below NAV offerings (i.e., the risk that the sales of common stock or the perception that such sales might occur could adversely impact market price). If applicable, consider adding short sale risk – i.e., the risk that the Company’s below NAV policy could increase short selling in the Company’s stock.

Response:     The Company believes that current risk contained under the heading “Market Impact Risk” on page 35 of the prospectus adequately addresses the impact of its ability to issue common stock under the shelf registration statement, including below NAV issuances.  We draw your attention to the specific reference to below NAV issuances in the referenced risk paragraph.  The Company does not believe short sale risk is a material risk warranting separate risk disclosure.

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May 7, 2009 page 3

If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Steve Carmen at (816) 983-8153.

Very truly yours,

                                        /s/ Eric J. Gervais

Eric J. Gervais

cc:	Mr. Terry C. Matlack
Mr. Larry L. Greene